Exhibit 99.2

MEDIWOUND LTD. AND ITS SUBSIDIARIES

INTERIM CONDENSED FINANCIAL STATEMENTS

AS OF JUNE 30, 2021

IN U.S. DOLLARS IN THOUSANDS

UNAUDITED

INDEX

Page

Condensed Interim Consolidated Balance Sheets	F-2

Condensed Interim Consolidated Statements of Comprehensive Income (loss)	F-3

Condensed Interim Consolidated Statements of Changes in Shareholders' Equity	F-4 – F-6

Condensed Interim Consolidated Statements of Cash Flows	F-7 – F-8

Notes to Condensed Interim Consolidated Financial Statements	F-9 – F-11

MEDIWOUND LTD. AND ITS SUBSIDIARIES

CONDENSED INTERIM CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands

	June 30,		December 31,
	2021	2020	2020
	Unaudited		Audited
CURRENT ASSETS:
Cash and cash equivalents	16,993	12,612	17,376
Restricted deposits	182	179	184
Short‑term bank deposits	—	11,591	4,024
Trade receivables	2,065	2,764	2,767
Inventories	1,397	1,934	1,380
Other receivables	883	728	462

	21,520	29,808	26,193
LONG‑TERM ASSETS:
Property, plant and equipment, net	2,565	2,326	2,630
Right of-use assets, net	1,789	2,086	1,884
Intangible assets, net	330	396	363

	4,684	4,808	4,877

	26,204	34,616	31,070
CURRENT LIABILITIES:
Current maturities of long-term liabilities	1,681	1,321	1,750
Trade payables and accrued expenses	4,060	2,423	2,992
Other payables	3,920	6,040	3,524

	9,661	9,784	8,266
LONG‑TERM LIABILITIES:
Deferred revenues	405	1,174	1,234
Liability in respect of IIA grants	7,671	7,130	7,267
Liabilities in respect of purchase of shares	4,465	4,249	4,998
Lease liabilities	1,604	1,866	1,741
Severance pay liabilities, net	280	281	292

	14,425	14,700	15,532
SHAREHOLDERS' EQUITY:
Ordinary shares of NIS 0.01 par value:
Authorized: 50,000,000 shares as of June 30, 2021 , December 31, 2020 and June 30, 2020; Issued and Outstanding: 27,245,429 as of June 30, 2021, 27,236,752 as of December 31, 2020 and 27,211,128 as of June 30, 2020	75	75	75
Share premium	143,077	141,390	142,193
Foreign currency translation adjustments	(32)	(16)	(40)
Accumulated deficit	(141,002)	(131,317)	(134,956)

	2,118	10,132	7,272

	26,204	34,616	31,070

The accompanying notes are an integral part of the interim financial statements.

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MEDIWOUND LTD. AND ITS SUBSIDIARIES

CONDENSED INTERIM CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)

U.S. dollars in thousands (except share data and per share data)

	Six months ended June 30,		Three months ended June 30,		Year ended December 31,
	2021	2020	2021	2020	2020
	Unaudited				Audited
Revenues from sale of products	5,045	1,662	2,527	1,015	7,445
Revenues from development services	5,963	6,631	3,023	2,922	13,935
Revenues from license agreements	896	172	507	90	383
Total revenues	11,904	8,465	6,057	4,027	21,763

Cost of revenues	7,127	6,018	3,696	2,810	14,218

Gross profit	4,777	2,447	2,361	1,217	7,545

Research and development	4,898	3,331	2,656	1,612	7,698
Selling and marketing	1,676	1,683	854	859	3,228
General and administrative	3,019	2,345	1,746	1,452	5,459
Total operating expenses	9,593	7,359	5,256	3,923	16,385

Operating loss	(4,816)	(4,912)	(2,895)	(2,706)	(8,840)

Financial income	11	323	118	101	843
Financial expenses	(1,222)	(968)	(399)	(491)	(1,279)

Loss before taxes on income	(6,027)	(5,557)	(3,176)	(3,096)	(9,276)
Taxes on income	(19)	—	(19)	—	—

Loss from continuing operation	(6,046)	(5,557)	(3,195)	(3,096)	(9,276)
Profit from discontinued operation	—	—	—	—	80
Net loss	(6,046)	(5,557)	(3,195)	(3,096)	(9,196)
Other comprehensive income (loss):
Foreign currency translation adjustments	8	1	(3)	(7)	(23)

Total comprehensive loss	(6,038)	(5,556)	(3,198)	(3,103)	(9,219)
Total Basic and diluted net loss per share	(0.22)	(0.20)	(0.12)	(0.11)	(0.34)

The accompanying notes are an integral part of the interim consolidated financial statements.

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MEDIWOUND LTD. AND ITS SUBSIDIARIES

CONDENSED INTERIM CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

U.S. dollars in thousands

	Share capital		Share premium	Foreign currency translation reserve	Accumulated deficit	Total Equity

Balance as of December 31, 2020	75		142,193	(40)	(134,956)	7,272

Loss for the period	—		—	—	(6,046)	(6,046)
Other comprehensive income	—		—	8	—	8
Total comprehensive income (loss)	—		—	8	(6,046)	(6,038)
Exercise of options	(*	)	—	—	—	(* )

Share-based compensation	—		884	—	—	884

Balance as of June 30, 2021 (unaudited)	75		143,077	(32)	(141,002)	2,118

	Share capital		Share premium	Foreign currency translation reserve	Accumulated deficit	Total Equity

Balance as of December 31, 2019	75		140,871	(17)	(125,760)	15,169

Loss for the period	—		—	—	(5,557)	(5,557)
Other comprehensive income	—		—	1	—	1
Total comprehensive income (loss)	—		—	1	(5,557)	(5,556)
Exercise of options	(*	)	—	—	—	(* )

Share-based compensation	—		519	—	—	519

Balance as of June 30, 2020 (unaudited)	75		141,390	(16)	(131,317)	10,132

(*)          Represents less than $ 1.

The accompanying notes are an integral part of the interim consolidated financial statements.

F -  4

MEDIWOUND LTD. AND ITS SUBSIDIARIES

CONDENSED INTERIM CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

U.S. dollars in thousands

	Share capital		Share premium	Foreign currency translation reserve	Accumulated deficit	Total Equity

Balance as of April 1, 2021	75		142,577	(29)	(137,807)	4,816

Loss for the period	—		—	—	(3,195)	(3,195)
Other comprehensive loss	—		—	(3)	—	(3)
Total comprehensive loss	—		—	(3)	(3,195)	(3,198)
Exercise of options	(*	)	—	—	—	(* )

Share-based compensation	—		500	—	—	500

Balance as of June 30, 2021 (unaudited)	75		143,077	(32)	(141,002)	2,118

	Share capital	Share premium	Foreign currency translation reserve	Accumulated deficit	Total Equity

Balance as of April 1, 2020	75	141,044	(9)	(128,221)	12,889

Loss for the period	—	—	—	(3,096)	(3,096)
Other comprehensive loss	—	—	(7)	—	(7)
Total comprehensive loss	—	—	(7)	(3,096)	(3,103)

Share-based compensation	—	346	—	—	346

Balance as of June 30, 2020 (unaudited)	75	141,390	(16)	(131,317)	10,132

(*)          Represents less than $ 1.

The accompanying notes are an integral part of the interim consolidated financial statements.

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MEDIWOUND LTD. AND ITS SUBSIDIARIES

CONDENSED INTERIM CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

U.S. dollars in thousands
	Share capital		Share premium	Foreign currency translation reserve	Accumulated deficit	Total Equity

Balance as of December 31, 2019	75		140,871	(17)	(125,760)	15,169

Loss for the period	-		-	-	(9,196)	(9,196)
Other comprehensive loss	-		-	(23)	-	(23)
Total comprehensive loss	-		-	(23)	(9,196)	(9,219)
Exercise of options	(*	)		(* )	-	(* )
Share-based compensation	-		1,322	-	-	1,322

Balance as of December 31, 2020	75		142,193	(40)	(134,956)	7,272

(*)          Represents less than $ 1.

The accompanying notes are an integral part of the interim consolidated financial statements.

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MEDIWOUND LTD. AND ITS SUBSIDIARIES
CONDENSED INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars in thousands

	Six months ended June 30,		Three months ended June 30,		Year ended December 31,
	2021	2020	2021	2020	2020
	Unaudited				Audited
Cash flows from operating activities:
Net loss	(6,046)	(5,557)	(3,195)	(3,096)	(9,196)

Adjustments to reconcile net loss to net cash used in continuing operating activities:

Adjustments to profit and loss items:
Profit from discontinued operation	—	—	—	—	(80)
Depreciation and amortization	627	539	319	271	1,090
Share-based compensation	884	519	500	346	1,322
Revaluation of liability in respect of IIA grants	497	424	222	226	828
Revaluation of liabilities in respect of the purchase of shares	299	348	147	196	(433)
Revaluation of lease liabilities	35	64	79	100	305
Increase (decrease) in severance pay liabilities, net	(5)	40	5	19	33
Net financing income	(11)	(191)	—	(81)	(297)
Un-realized foreign currency (gain) loss	(226)	28	(482)	(51)	(211)

	2,100	1,771	790	1,026	2,557
Changes in asset and liability items:
Decrease in trade receivables	680	1,341	3,087	444	1,386
Decrease (increase) in inventories	17	(326)	62	65	141
Increase in other receivables	(432)	(284)	(469)	(383)	(13)
Increase (decrease) in trade payables and accrued expenses	1,075	(1,649)	803	(1,004)	(1,096)
Increase (decrease) in other payables and deferred revenues	(1,257)	86	(2,063)	133	(479)

	83	(832)	1,420	(745)	(61)

Net cash used in continuing operating activities	(3,863)	(4,618)	(985)	(2,815)	(6,700)
Net cash used in discontinued operating activities	—	—	—	—	(195)
Net cash used in operating activities	(3,863)	(4,618)	(985)	(2,815)	(6,895)

The accompanying notes are an integral part of the interim consolidated financial statements.

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MEDIWOUND LTD. AND ITS SUBSIDIARIES

CONDENSED INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars in thousands

	Six months ended June 30,		Three months ended June 30,		Year ended December 31,
	2021	2020	2021	2020	2020
	Unaudited				Audited

Cash Flows from Investing Activities:

Purchase of property and equipment	(244)	(244)	(26)	(100)	(923)
Interest received	35	42	—	39	274
Proceeds from short term bank deposits, net	4,002	10,595	(4)	7,603	18,034

Net cash provided by (used in) continuing investing activities	3,793	10,393	(30)	7,542	17,385

Cash Flows from Financing Activities:

Repayment of leases liabilities	(337)	(313)	(171)	(153)	(508)
Repayments of IIA grant	(180)	(66)	—	—	(121)

Net cash used in financing activities	(517)	(379)	(171)	(153)	(629)

Exchange rate differences on cash and cash equivalent balances	204	(26)	495	57	273

Cash and cash equivalents:

Increase (decrease) in cash and cash equivalents from continuing activities	(383)	5,370	(691)	4,631	10,329
Decrease in cash and cash equivalents from discontinued activities	—	—	—	—	(195)

Balance of cash and cash equivalents at the beginning of the period	17,376	7,242	17,684	7,981	7,242

Balance of cash and cash equivalents at the end of the period	16,993	12,612	16,993	12,612	17,376

Supplement disclosure of Non-cash transactions:
ROU asset, net recognized with corresponding lease liability	155	105	155	—	261
Exercise of RSU’s	43	43	—	—	147

The accompanying notes are an integral part of the interim consolidated financial statements.

F -  8

MEDIWOUND LTD. AND ITS SUBSIDIARIES

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 1:	GENERAL

a.
General description of the Company and its operations:

MediWound Ltd. which incorporated in Yavne, Israel (the "Company" or "MediWound"), is biopharmaceutical company that develops, manufactures and commercializes novel, cost effective, bio- therapeutic solutions for tissue repair and regeneration. The Company’s strategy is centered around its validated enzymatic technology platform, focused on next-generation bioactive therapies for burn care, wound care and tissue repair.

The Company's first innovative biopharmaceutical product, NexoBrid, received marketing authorization from the European Medicines Agency ("EMA") as well as the Israeli, Argentinean, South-Korean, Russian, Chilean and Peruvian Ministries of Health, for removal of dead or damaged tissue, known as eschar, in adults with deep partial and full thickness thermal burns.

The Company sells NexoBrid in Europe and in Israel through its commercial organizations while establishing additional local distribution channels to extend its outreach in the European Union. In other territories the Company sells NexoBrid through local distribution channels. In 2019, the Company entered into exclusive license and supply agreements with Vericel Corporation (“Vericel”) to commercialize NexoBrid in North America. NexoBrid is an investigational product at registration-stage in the U.S.

The Company second investigational innovative product, EscharEx, is a topical biological drug being developed for debridement of chronic and other hard-to-heal wounds.

The third clinical-stage innovative product candidate, MW005, is a topical biological drug candidate for the treatment of non-melanoma skin cancers.

b.	The Company's securities are listed for trading on NASDAQ since March 2014.

c.
The Company has three wholly owned subsidiaries: MediWound Germany GmbH, acting as Europe (“EU”) marketing authorization holder and EU sales and marketing arm, MediWound UK Limited and MediWound US, Inc. currently inactive companies.

d.
The Company awarded two contracts with the U.S. Biomedical Advanced Research and Development Authority ("BARDA"), for the advancement of the development, manufacturing and emergency readiness for NexoBrid deployment as well as the procurement of NexoBrid as a medical countermeasure as part of BARDA preparedness for mass casualty events.

e.
The Company addressed the challenges associated with the COVID-19 pandemic during the year ended 2020 and six months ended June 30, 2021, while prioritizing the health and safety of its workforce and maintaining operational efficiency and flexibility.

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MEDIWOUND LTD. AND ITS SUBSIDIARIES
NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 1:	GENERAL (Cont.)

f.
On June 29, 2021, the Company received a Complete Response Letter (CRL) from the U.S. Food and Drug Administration (FDA) regarding its Biologics License Application (BLA) seeking approval of NexoBrid for eschar removal (debridement) in adults with deep partial-thickness and/or full-thickness thermal burns (see Note 1(a) to 2020 Annual Financial Statements).

The FDA communicated that it had completed its review of the BLA, as amended, and has determined that the application cannot be approved in its present form. The FDA identified issues related to the Chemistry, Manufacturing and Controls (“CMC”) section of the BLA and requested additional CMC information. The FDA acknowledged receipt of several CMC amendments, submitted in response the CMC information requests, which were not reviewed for this action.

The FDA also stated that an inspection of NexoBrid's manufacturing facilities in Israel and Taiwan, are required before the FDA can approve the BLA, but it was unable to conduct the required inspections during the current review cycle due to COVID-related travel restrictions. The FDA stated that it will continue to monitor the public health situation as well as travel restrictions and is actively working to define an approach for scheduling outstanding inspections. In addition, the CRL cited certain observations identified during good clinical practice (GCP) inspections related to the U.S. Phase 3 study (DETECT), and requested the Company to provide its perspective on the potential impact, if any, of these observations on the efficacy findings in the study. The FDA also requested to provide a safety update as part of its BLA resubmission, although there were no safety issues raised in the CRL.

As a result, the Company cannot predict how long the FDA may take to complete the review of the BLA of NexoBrid. Accordingly, the Company expects the timing of the potential approval of NexoBrid to be impacted.

NOTE 2:	SIGNIFICANT ACCOUNTING POLICIES

The following accounting policies have been applied consistently in the financial statements for all periods presented unless otherwise stated.

a.
Basis of presentation of financial statements:

These financial statements have been prepared in accordance with International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board ("IASB").

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MEDIWOUND LTD. AND ITS SUBSIDIARIES

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 2:       SIGNIFICANT ACCOUNTING POLICIES (Cont.)

b.	Basis of preparation of the interim consolidated financial statements:

The interim condensed consolidated financial statements for the six and three months ended June 30, 2021 have been prepared in accordance with IAS 34 "Interim Financial Reporting".

The interim condensed consolidated financial statements do not include all the information and disclosures required in the annual financial statements, and should be read in conjunction with the Company's annual financial statements as of December 31, 2020 that were included in the Annual Report on Form 20-F filed on February 25, 2021 (hereinafter - Annual Consolidated Financial Statements).

The accounting policies adopted in the preparation of the interim condensed consolidated financial statements are consistent with those followed in the preparation of the Company’s Annual Consolidated Financial Statements
.
NOTE 3:       EQUITY

On March 4, 2021, the Company's Board of Directors approved the grant of 230,848 options to purchase ordinary shares, for an exercise price of $ 5.36 per share as well as 38,457 restricted share units (“RSU’s”) to its employees and officers. The fair value of the options and RSU’s, as of the grant date, was estimated at $0.71, $0.20 million respectively.

In addition, the approval included a grant total of 146,942 options to purchase ordinary shares and 24,490 RSU’s to its directors and the CEO of the Company. On June 15, 2021, this grant was approved at the Company's shareholders meeting. The fair value of the options and RSU’s, as of the grant date, was estimated at approximately $0.38, $0.11 million, respectively.

F - 11